SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CORPORATE EVENTS CALENDAR

Corporate Name	Centrais Elétricas Brasileiras S.A. – Eletrobras
Home Office address	Av. Presidente Vargas, 409 – 13th floor
Website	www.eletrobras.com
Investor Relations Director	Armando Casado de Araujo
E-mail: df@eletrobras.com
Phone: 55 (21) 2514-6431
Fax: 55 (21) 2514-5714
Investor Relations Officer	Paula Prado Rodrigues Couto
E-mail: paula.rodrigues@eletrobras.com
Phone: 55 (21) 2514-4637
Fax: 55 (21) 2514-5964
Newspapers where the shareholding acts are published	In 2016, the company’s legal subjects are going to be published on the following newspapers: Correio Braziliense – Brasília, O Globo e Valor Econômico.

Annual Financial Statements and Consolidated Financial Statements, for the year ended December 31, 2015
EVENT	DATE
Availability to Shareholders	03/30/2016
Publication	04/15/2016
Disclosure in the website of CVM/BM&FBovespa/SEC	03/30/2016

Standardized Financial Statements – DFP, for the year ended December 31, 2015
EVENT	DATE
Disclosure in the website of CVM/BM&FBovespa/SEC/Madrid	03/30/2016

Annual Information (Resolution 480-CVM), for the year
EVENT	DATE
Disclosure in the website of CVM/BM&FBovespa	05/30/2016

Form 20F 2014 and 2015
EVENT	DATE
Disclosure in the website of SEC/NYSE/Madrid	10/11/2016

ITR – Quarterly Information

EVENT	DATE
Regarding 1st Quarter	05/11/2016
Regarding 2nd Quarter	08/15/2016
Regarding 3rd Quarter	11/09/2016

1

Ordinary Stockholders Meeting

EVENT	DATE
Disclosure of the Administration Proposal in the website of CVM/BM&FBovespa/SEC/NYSE/Madrid	03/30/2016
Publication of the Announcement to Shareholders	03/30/2016
Ordinary Stockholders Meeting	04/29/2016
Disclosure of the main deliberations of the Ordinary Stockholders Meeting in the website of CVM/BM&FBovespa/SEC/NYSE/Madrid	04/29/2016
Disclosure of the Minutes of the Ordinary Stockholders Meeting in the website to CVM/BM&FBovespa/SEC/NYSE/Madrid	05/10/2016

Extraordinary Stockholders Meeting 165th

EVENT	DATE
Disclosure of the Administration Proposal in the website of CVM/BM&FBovespa/SEC/NYSE/Madrid	06/21/2016
Publication of the Announcement to Shareholders	06/23/2016
Ordinary Stockholders Meeting	07/22/2016
Disclosure of the main deliberations of the Ordinary Stockholders Meeting in the website of CVM/BM&FBovespa/SEC/NYSE/Madrid	07/22/2016
Disclosure of the Minutes of the Ordinary Stockholders Meeting in the website to CVM/BM&FBovespa/SEC/NYSE/Madrid	08/02/2016

Extraordinary Stockholders Meeting 166th

EVENT	DATE
Disclosure of the Administration Proposal in the website of CVM/BM&FBovespa/SEC/NYSE/Madrid	09/23/2016
Publication of the Announcement to Shareholders	09/23/2016
Ordinary Stockholders Meeting	10/24/2016
Disclosure of the Minutes of the Ordinary Stockholders Meeting in the website to CVM/BM&FBovespa/SEC/NYSE/Madrid	11/03/2016

Public meeting with analysts/investors

EVENT	DATE
Public meeting with analysts (Apimec Rio) at 06:00 pm.	04/04/2016
Public meeting with analysts (Apimec São Paulo) at 04:00 pm.	04/05/2016
Public meeting with analysts (Apimec Brasília) at 06:00 pm	04/06/2016
Public meeting with analysts (Apimec Belo Horizonte) at 06:00 pm.	04/07/2015
Public meeting with analysts (Apimec Porto Alegre) at 12:00 pm.	04/20/2016
Public meeting with analysts (Apimec Fortaleza) at 06:00 pm.	04/25/2016
Road show – United States	04/11/2016 to 04/15/2016
Public meeting with analysts (Apimec Rio de Janeiro) at 09:30 am.	08/23/2016
Public meeting with analysts (Apimec Brasília) at 06:00 pm.	08/23/2016
Public meeting with analysts (Apimec Belo Horizonte) at 06:00 pm.	08/24/2016
Public meeting with analysts (Apimec São Paulo) at 04:00 pm.	08/25/2016
Public meeting with analysts (Apimec Porto Alegre) at 06:00 pm.	08/29/2016
Public meeting with analysts (Apimec Fortaleza) at 06:00 pm.	08/31/2016
Eletrobras Day – New York (USA) – Lotte New York Palace Hotel – From 12:00 pm to 2:30pm EDT	10/28/2016
LATIBEX – Madrid (Spain)	11/24/2016 and 11/25/2016

2

Conference Call

EVENT	DATE
Conference Call at 02:00 pm – Brasília time (presentation of the financial statements - December 2015). The access number will be announced through the site and specific Announcement	04/01/2016
Conference Call at 02:00 pm – Brasília time (presentation of the financial statements – March 2016). The access number will be announced through the site and specific Announcement	05/16/2016
Conference Call at 02:00 pm – Brasília time (presentation of the financial statements – June 2016). The access number will be announced through the site and specific Announcement	08/16/2016
Conference Call at 02:00 pm – Brasília time (presentation of the financial statements – September 2016). The access number will be announced through the site and specific Announcement	11/11/2016

Board of Directors meetings held

EVENT	DATE
Board of Directors meeting. Subject: to deliberate on the approval of the Financial Statements)	03/30/2016
Board of Directors Resolutions Summary - Submission	03/30/2016
Board of Directors meeting. Subject: Investiture of new board of Directors	07/25/2016
Board of Directors Minutes - Submission	08/02/2016
Board of Directors meeting. Subject: to deliberate on the approval of the Financial Statements – June 2016	08/12/2016
Board of Directors meeting. Subject: to deliberate on the approval of the Financial Statements – June 2016	08/15/2016
Board of Directors Minutes - Submission	08/23/2016
Board of Directors meeting. Subject: to deliberate on the approval of 20 F Form 2014 and 2015	10/10/2016
Board of Directors Resolution - Submission	10/19/2016

Board of Directors meetings

EVENT	DATE
Board of Directors meeting. Subject: to deliberate on the approval of 3rd Quarter	11/09/2016

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.